KIT DIGITAL, INC.
168 Fifth Avenue, Suite 301
New York, New York 10010

July 21, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Gopal R. Dharia
Staff Accountant, Mail Stop 3720

Re:	KIT digital, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 24, 2009
File No. 0-25659

Ladies and Gentlemen:

In connection with KIT digital’s response to comments received from the staff of the U.S. Securities and Exchange Commission by letter dated July 7, 2009, KIT digital acknowledges:

1.           KIT digital is responsible for the adequacy and accuracy of the disclosure in the filings;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.           KIT digital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KIT DIGITAL, INC. By: /s/ Kaleil Isaza Tuzman Kaleil Isaza Tuzman Chairman and Chief Executive Officer